RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                    RECORD MAY SALES RESULTS

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Ryan's  Family  Steak Houses, Inc. (NASDAQ:RYAN) today  announced that weekly average unit sales for the 4-week period ending June 6, 2001 ("May 2001") reached record levels for the month of May. All-store and same-store sales for the month increased by 2.6% and 1.1%, respectively. Other details follow:

                                  May 2001
                                (Unaudited)

  Total sales                      $60,490,000
  Increase from prior year                 +9%

                                   Current     Prior
  Average unit sales:                Year      Year

  All-store (all Ryan's units)      +2.6%       3.5%
  Same-store (open at least 18 mos.)+1.1%      -0.2%

At June 6, 2001, the Company owned and operated 306 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on July 4, 2001.